                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 9)

                            Vicon Industries, Inc.
        --------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
        --------------------------------------------------------------
                        (Title of Class of Securities)

                                  925811 10 1
                     ------------------------------------
                                (CUSIP Number)

                              Mr. Kazuyoshi Sudo
                              CBC (AMERICA) Corp.
                                 55 Mall Drive
                            Commack, New York 11725
                                (516) 864-9700
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   Copy to:
                            William C.F. Kurz, Esq.
                      Winthrop, Stimson, Putnam & Roberts
                           New York, New York 10004
                                (212) 858-1242

                              September 27, 1999
     --------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP NO.    925811101                                  Page 2 of 8 Pages

                                SCHEDULE 13D/A

1.  NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    CBC (AMERICA) Corp. (f/k/a Chugai Boyeki (America) Corp.)  13-2978219

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]

                                                         (b)  [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                              [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

                                     7.  SOLE VOTING POWER
     NUMBER OF                           548,715
     SHARES
     BENEFICIALLY                    8.  SHARED VOTING POWER
     OWNED BY                            0
     EACH
     REPORTING                       9.  SOLE DISPOSITIVE POWER
     PERSON                              548,715
     WITH
                                     10. SHARED DISPOSITIVE POWER
                                         0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - CBC Co., Ltd. may deemed to have indirect beneficial ownership of the 548,715 shares owned by its wholly-owned subsidiary, CBC (AMERICA) Corp.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              12.2%
14.  TYPE OF REPORTING PERSON
     CO

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CUSIP NO.    925811101                                  Page 3 of 8 Pages


                                SCHEDULE 13D/A

1.  NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    CBC Co., Ltd. (f/k/a Chugai Boyeki Co., Ltd.)

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]

                                                         (b)  [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                              [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Japan

                                     7.  SOLE VOTING POWER
     NUMBER OF                           0
     SHARES
     BENEFICIALLY                    8.  SHARED VOTING POWER
     OWNED BY                            0
     EACH
     REPORTING                       9.  SOLE DISPOSITIVE POWER
     PERSON                              0
     WITH
                                     10. SHARED DISPOSITIVE POWER
                                         0


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - CBC Co., Ltd. may deemed to have indirect beneficial ownership of the 548,715 shares owned by its wholly-owned subsidiary, CBC (AMERICA) Corp.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              [ ]
13.  PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)

14.  TYPE OF REPORTING PERSON
     CO

ITEM 1.  SECURITY AND ISSUER.

     This report on Schedule 13D/A (the "Amendment") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Vicon Industries, Inc., a New York corporation ("Vicon"), which has its principal offices at 89 Arkay Drive, Hauppauge, New York 11788. The original report on Schedule 13D relating to the Common Stock was filed on May 29, 1987 by Chugai International Corp., which initially changed its name to Chugai Boyeki (America) Corp. and subsequently changed its name to CBC (AMERICA) Corp.


ITEM 2. IDENTITY AND BACKGROUND.

     This Amendment is being filed on behalf of CBC (AMERICA) Corp., a New York corporation (the "Company"), that conducts its business and maintains its principal office at 55 Mall Drive, Commack, New York 11725, and CBC Co., Ltd., a Japanese corporation (f/k/a Chugai Boyeki Co., Ltd.) (the "Parent"), that conducts its business and maintains its principal office at 2-15-13 Tsukishima, Chuo-Ku, Tokyo, 104-0052, Japan. The Company is a wholly-owned subsidiary of the Parent.

     The Company's principal business is as an importer, exporter and United States distributor of certain products, including chemicals, plastics, foodstuffs, opticals and electronics. The following is information with respect to the identity and background of the Company's executive officers and directors:


Name                 Title and Occupation      Business Address
----                 --------------------      ------------------

Kazuyoshi Sudo       Senior Executive Vice     55 Mall Drive
                     President and Chief       Commack, NY  11725
                     Executive Officer and
                     Director

Hidekazu Atarashi    Executive Vice President  Same as above
                     and Director


     The Parent's principal business is as an importer, exporter and Japanese distributor of certain products, including chemicals, plastics, foodstuffs, opticals and electronics. The following is information with respect to the identity and background of the Parent's executive officers and directors:


Name                  Title and Occupation                Business Address
----                  --------------------                ----------------
Utaro Doi             President and Director              2-15-13 Tsukishima
                                                          Cho-Ku, Tokyo, 104, Japan

Sho Asakura           Executive Senior Managing Director  Same as above

Nobumasa Kobayashi    Senior Managing Director            Same as above

Minoru Fujii          Senior Managing Director            Same as above

Hiroaki Shimada       Managing Director                   Same as above

Yoshiyo Makino        Managing Director                   Same as above

Tsuyoshi Katagami     Managing Director                   Same as above

Takashi Shimoaka      Managing Director                   Same as above

Kiyotaka Sato         Director                            Same as above

Takayasu Owada        Director                            Same as above

Kazuyoshi Sudo        Director                            55 Mall Drive
                                                          Commack, NY 11725

Yasuo Hori            Director                            2-15-13 Tsukishima
                                                          Cho-Ku, Tokyo, 104, Japan



     All of the executive officers and directors employed by the Parent and the Company are Japanese citizens, certain of which are currently residing in the United States.

     During the past five years neither the Parent nor the Company nor, to the best of their knowledge, any of their respective officers and directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable.


ITEM 4. PURPOSE OF TRANSACTION.

     In the past, the Parent and the Company have acquired Common Stock of Vicon for the purpose of investment, but neither has any present plan or proposal to acquire additional shares of Vicon's Common Stock. Depending on business, economic and market conditions and other factors, the Company may from time to time sell shares of Vicon Common Stock on the American Stock Exchange or in off-exchange negotiated transactions.


ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     On May 20, 1987, the Company purchased 285,715 shares of Vicon's Common Stock at an aggregate purchase price of $3,000,007.50, pursuant to a Stock Purchase Agreement dated April 20, 1987 by and between the Company and Vicon. In order to fund the purchase of the Common Stock, the Company obtained an intercompany loan from an affiliate of the Company and the Parent on or about such date.

     From December 20, 1988 through February 2, 1989, the Company purchased 23,000 shares of Vicon's Common Stock on the open market for an aggregate purchase price of $110,662.50. The Company's working capital was used to purchase such shares.

     On September 30, 1989, the Parent purchased 100,000 shares of Vicon's Common Stock at an aggregate purchase price of $950,000 pursuant to a Stock Purchase Agreement dated September 6, 1989 by and between the Parent and Vicon. The Parent's working capital was used to purchase such shares.

     From September 6, 1990 through March 12, 1991, the Company purchased 100,000 shares of Vicon's Common Stock on the open market for an aggregate purchase price of $287,875.17. The Company's working capital was used to purchase such shares.

     On August 1, 1991, the Company purchased 40,000 shares of Vicon's Common Stock form Mr. Donald Horn, the then Chairman of the Board of Vicon, in a private purchase transaction for an aggregate purchase price of $110,000. The Company's working capital was used to purchase such shares.

     On February 10, 1999, the Parent transferred 100,000 shares of Vicon's Common Stock to the Company at an aggregate price of $750,000. The Company's working capital funds were used to acquire such Shares.

     The Company is the beneficial owner of, and the Parent may be deemed to have indirect beneficial ownership of, 548,715 shares of Common Stock of Vicon, which represents approximately 12.2% of Vicon's Common Stock issued and outstanding as of December 15, 1998. The Company has sole voting and investment power over such shares.

     In addition, Mr. Kazuyoski Sudo, an officer of the Company, as well as a Director of Vicon, is the beneficial owner of 9,000* shares of Vicon's Common Stock. The Company and the Parent disclaim beneficial ownership of the shares of Common Stock owned by Mr. Sudo.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Power of Attorney from the Parent authorizing Mr. Kazuyoshi Sudo to sign this Amendment No. 9 to Schedule 13D/A on behalf of the Parent.



________________________
* Such amount excludes currently exercisable options to purchase 12,125 shares of Vicon's Common Stock.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   CBC (AMERICA) CORP.



                                   By:    /s/ KAZUYOSHI SUDO
                                        ----------------------------
                                          Name:  Kazuyoshi Sudo
                                          Title: Senior Executive Vice
                                                 President


                                   CBC CO., LTD.



                                   By:    /s/ KAZUYOSHI SUDO
                                        ----------------------------
                                          Name:  Kazuyoshi Sudo
                                          Title: Attorney-In-Fact



Dated:  September 27, 1999